Exhibit (a)(5)(D)

Paramount Skydance Corporation

NasdaqGS:PSKY

M&A Call

Monday, December 8, 2025 3:30 PM GMT

COPYRIGHT © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. spglobal.com/marketintelligence	1

Contents

Table of Contents

Call Participants	3
Presentation	4
Question and Answer	8

COPYRIGHT © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. spglobal.com/marketintelligence	2

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

Call Participants

EXECUTIVES

Andrew M. Gordon

Chief Strategy Officer, COO & Director

David Ellison

Chairman & CEO

Kevin Creighton

EVP of Corporate Finance & Investor

Relations

ANALYSTS

Benjamin Daniel Swinburne

Morgan Stanley, Research Division

Jessica Jean Reif Ehrlich Cohen

BofA Securities, Research Division

Richard Scott Greenfield

LightShed Partners, LLC

Robert S. Fishman

MoffettNathanson LLC

Steven Lee Cahall

Wells Fargo Securities, LLC, Research

Division

Unknown Analyst

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	3

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

Presentation

Operator

Good morning. My name is Nadia, and I’ll be the conference operator today. At this time, I would like to welcome everyone to Paramount management call to discuss the launch of their all-cash tender offer to acquire Warner Bros. Discovery. [Operator Instructions] I would now like to turn the call over to Kevin Creighton, Paramount’s EVP of Investor Relations. You may now begin your conference call.

Kevin Creighton

EVP of Corporate Finance & Investor Relations

Good morning, and thank you for taking the time to join us today. I’m Kevin Creighton, EVP of Corporate Finance and Investor Relations. Joining me today is our Chairman and Chief Executive Officer; David Ellison; and our Chief Strategy and Operating Officer, Andy Gordon.

As a reminder, we will be making forward-looking statements today. The forward-looking statements include statements concerning the proposed transaction between Paramount and Warner Bros. Discovery, including with respect to the expected timing, the completion and the effects thereof.

All forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. Additional information is available in our SEC filings. Additionally, we will be posting materials to our IR website at the conclusion of this call.

With that, I’ll turn it over to David.

David Ellison

Chairman & CEO

Hello, everyone. Thank you all for joining us today, especially on such short notice. This morning, we advanced our proposal to acquire Warner Bros. Discovery by filing a tender offer, and we will submit our HSR filing here in the U.S., and we are also getting ready for the regulatory processes started internationally.

Consistent with the formal proposal we delivered to the Warner Bros. Discovery Board on December 4, we are offering $30 per share, all cash fully backstopped by my family, RedBird Capital Partners and our partners at Bank of America, Citi Bank and Apollo.

As part of our offer, the Ellison family and RedBird would remain the majority shareholders with an owner-operator ethos and discipline. Our offer represents approximately $18 billion in additional cash, certainty beyond Netflix’s offer, which is a cash consideration of $23.25 per share, as we offer far greater certainty, both in terms of the regulatory path and the economics of an all- cash transaction.

On Thursday, we submitted our fully financed superior offer, an offer that directly addressed every concern with our previous bid that they laid out, yet we did not receive a single call back. That brings us here today. We want to bring our proposal directly to WBD shareholders to evaluate a clearly superior proposal across both economic value and regulatory certainty. And we believe they deserve that choice. We’re here to fight for value for our shareholders and for WBD shareholders.

The motivation for this effort is simple. It’s the same reason we pursued Warner Bros. Discovery from the start. We love the movie and entertainment business. We believe deeply in its future, and we want to help preserve and strengthen it.

Movies are one of America’s greatest exports, and we want to lean into that legacy, not diminish it. By bringing together the complementary strengths of Paramount and Warner Bros. Discovery, we can unlock greater scale, reach and create a potential, telling even better stories and sharing them with a broader global audience.

This transaction is about building more, not cutting back, more opportunity for the industry, more choice for consumers, more value for shareholders and more support for creative talent. Our focus is on expanding creative output, not dominating the sector as Netflix envisions. Our goal is to make Hollywood stronger in a way that benefits the entire ecosystem.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	4

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

We’re taking our offer directly to shareholders because they deserve transparency and the ability to make an informed decision. Our proposal is superior to Netflix’s in every dimension, higher headline value, increased certainty in that value, greater regulatory certainty and a pro-Hollywood, pro-consumer and pro competition future. We’re confident that once shareholders have the opportunity to choose for themselves, they’ll choose Paramount.

Now we’ll take a few minutes to talk through some slides that highlight some key points. These will be made available on the IR website at the conclusion of this call.

As we just discussed, the proposal we put forth has superior economic value. It’s $30 per share, all cash. To contextualize that is approximately $18 billion more in cash than the Netflix offer. Netflix offer is also uncertain. It leaves shareholders with stock in a highly levered Global Networks business. It exposes shareholders to volatile Netflix shares that could drive value below headline levels and has a highly uncertain regulatory outlook.

Our offer at Paramount provides regulatory — provides certainty of value, fully backstopped financing package supported by the Ellison family and RedBird and more regulatory certainty. We addressed every concern WBD raised to us in terms of increasing value, strengthening our financing and enhanced regulatory commitments. Yet in spite of doing all of that, we received no response from WBD prior to the announcement of the Netflix deal, which is why we’re here today.

Next slide, please. Paramount’s proposal is superior across every dimension. We’re proposing a full company acquisition, not a carve- out. The Netflix deal leaves shareholders with a highly levered declining global network stub, creating value uncertainty.

For value, our offer is $30 a share, all cash. $6.75 more per share or 29% more cash than Netflix. Including Netflix’s stock component, their total value is $27.75, still $2.25 below our offer. Even after assigning value to the global network stub, total value to WD shareholders in the Netflix deal does not exceed $30 per share, and ours is in 100% cash.

Uncertainty, Paramount provides a cleaner regulatory path, stronger closing protections and an expected approval timeline of 12 months, which is materially faster than Netflix’s. Paramount is also committed to broader and more comprehensive regulatory efforts to get this transaction done, a level of commitment that goes well beyond what Netflix’ offering.

Andy, over to you.

Andrew M. Gordon

Chief Strategy Officer, COO & Director

Yes. Thanks, David. It was interesting to us that neither Warner Bros. nor Netflix gave any indication as to the value of the spun-off stub. For Netflix’s proposal to exceed our $30 all-cash offer, Global Networks would need to trade above 5x forward EBITDA, a level above where the nearest competitor, Versant is expected to trade.

Using a 4.5x EBITDA multiple in line with Wall Street consensus for WBD’s Global Networks business, Netflix mix of cash and stock equates to $28.75 per share, only $1 above their stated value offer. Across any reasonable valuation framework, our offer delivers greater value with greater certainty in all respects.

To further go through the analysis, we are centering the linear networks valuation of $1 per share, implying a total Netflix offer at $28.75, as I already mentioned. Our view is anchored again on Wall Street’s consensus estimate for Global Networks of 4.5x.

Wall street also values Global Networks direct competitor, Versant, Comcast Cable Networks spinout and the closest peer to WBD’s Global Networks; at 4 to 5x forward EBITDA. Based on the global networks expected 3.5x net debt-to-EBITDA ratio and a 4.5x enterprise value multiple, one can imply there is less than 1x EBITDA of value in the business for equity holders, of roughly $1 a share.

Versant is also expected to be far better capitalized with materially lower leverage than WBD’s global networks. Their expected 1.25x net debt-to-EBITDA ratio leaves 3x EBITDA value in the business for equity holders versus 1x for Global Networks — for Warner Bros. Discovery.

It’s again, they have not disclosed how it’s valuing the stub despite its significance to the economics of the Netflix proposal. Netflix has not only cash but two pieces of paper, their stock and WBD Global Network stock.

In addition, the purchase price adjustment based on leverage that can shift between studios and streaming versus Global Networks, whereas our bridge financing will fully finance the existing bridge loan and backstops the full debt of WBD.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	5

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

How is it they didn’t explain the mechanism by which debt between Global Networks and studios and streaming would be allocated to the extent that the banks and the market cannot fully finance the Global Networks business? This is a risk in the Netflix proposal.

Paramount’s proposal delivers more value to WBD’s shareholders with its timeline and certainty to close, as we’ve already mentioned. Timing matters because it directly affects the value shareholders actually receive. Netflix’s proposal is expected to take meaningfully longer to close, which reduces its present value, which is important relative to when shareholders can get their money.

6 months of additional time to close versus Paramount’s proposal lowers the value of the cash and Netflix stock components of their offer by roughly $1.25 per share. That’s if it’s only 6 months beyond what we’ve committed to, to close, taking it from $28.75 to about $27.50 on a present value basis. And that is again, only 6 months after when we believe our deal will close on the outside date.

There’s also additional risks tied to closing certainty in the noncash elements of Netflix proposal, including, as I’ve already mentioned, the Global Networks value.

Let’s talk about regulatory certainty, and I’ll start here, and then I’ll hand it over to David.

Netflix’s proposal would solidify streaming domination and the end of streaming wars, combining Netflix and HBO Max would give a 43% share of all global SVOD subscribers and over 30% of U.S. subscribers. With HBO Max 125 million subscribers and Netflix’s over 300 million, it would be the largest streaming service platform on the planet by far, with over 400 million subscribers and even greater number of subscribers at the planned closing, which is 2 years from today.

The deal will be harmful to the film and TV industry, undermine creative talent, threaten higher prices for consumers and threaten the future of theatrical releases. Numerous constituencies, including the Writers Guild of America, has already issued a statement that the deal must be blocked. Hollywood legends like James Cameron and Jane Fonda have spoken out, describing the deal as a disaster for theatrical films.

Paramount’s proposal provides vastly superior certainty and projections for WBD shareholders and the Hollywood community protections. PSKY and Warner Bros. Discovery is pro-competitive and procreative talent. It creates a more robust streaming platform to compete with the dominant tech giants like Netflix and others.

Paramount is committed to growing the film and TV output of both businesses, including a theatrical slate of 30-plus theatrical releases per year. We’re going to satisfy the needs of the moviegoing public. Our proposal offers greater regulatory certainty and a faster path to the required approvals, which I’ll now turn it over to Dave.

David Ellison

Chairman & CEO

Before going into that, I want to get into a little bit of the timeline as well. On December 3, WBD provided feedback to the proposal we submitted on December 1. Within 24 hours, we quickly submitted a revised offer addressing all of their feedback. In value, we increased our cash offer by 13% to $30 per share. On financing structure, we met their ask of having the Ellison family and RedBird reaffirm our commitment to backstop 100% of the equity.

And for clarity, the Ellison Family Trust holds well over $250 billion in Oracle stock, which is more than 6x the needed equity for this deal. We also offer greater regulatory certainty as the equity is fully backstopped by the Ellison family and RedBird. And the only regulatory condition that we need to satisfy is antitrust, which we are confident we can get through.

We also offer them flexibility between signing and closing. We agreed to give WBD full independence in managing their outstanding bridge loan facility, so long as PSKY is able to refinance any new debt at par. We also committed to providing broad interim covenant flexibility based on the guidance given to us from WBD.

Despite addressing every concern, we did not receive a response to our improved and superior offer, and a deal with Netflix was announced the next day. And we’re here because we want to bring what we believe is a far superior offer directly to shareholders.

We think the key questions WBD shareholders should be asking are: one, did WBD thoroughly review our fully backstopped $30 per share all-cash offer? If so, why did they choose Netflix’s offer with lower economic value and less certainty?

The Netflix proposal leaves shareholders with stock in WBD’s Global Networks business, which is saddled with debt. How is WBD attributing value to this equity? What supports the view that Netflix can clear regulatory hurdles in a reasonable time frame? And was the sale process fair and robust and did it serve shareholders’ best interest?

And with that, I’ll open it up to questions.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	6

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

Andrew M. Gordon

Chief Strategy Officer, COO & Director

All right. Before we jump into that, just — sorry, one second, Nadia. While we focus on the details driving us to launch the tender offer, on this call, we’ll be posting the slides to our website immediately after. And they will contain additional certain additional forward-looking views of the proposed combination of Paramount and Warner Bros. and how we’d expect to manage the combined business as well as some financial highlights. So I just wanted to flag that. With that, Nadia, we’ll go ahead and open it to questions, please.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	7

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

Question and Answer

Operator

[Operator Instructions] The first question goes to Ben Swinburne of Morgan Stanley.

Benjamin Daniel Swinburne

Morgan Stanley, Research Division

David, Andy, Kevin, I guess a question on process and then one on the synergy opportunity. You’ve launched a tender at $30, I believe, today, I haven’t gone through the full docs that expires early January.

Is the expectation that you’ll be building a position in WBD or how do you think about the sort of the next several months of process as you guys move forward? And then $6 billion plus cost savings, David, could you talk a little bit about, or Andy, where that opportunity comes from?

As you know, both Paramount and WBD had rounds of layoffs and cost cuts going back probably 3 years now for each of them, including a lot that you’ve laid out on Paramount’s Skydance. So where do you see such a sizable synergy opportunity across the combined entity would be helpful for us.

Andrew M. Gordon

Chief Strategy Officer, COO & Director

Ben, it’s Andy. Let me take the structure on the tender offer. And as you know, we are going direct to shareholders with our tender offer announcement today. That tender offer will be open for 20 business days. Warner Bros. Discovery will need to respond to our tender offer within 10 business days.

And after the 20 business days, we have the option to continue to extend that offer to keep it outstanding for as long as it makes sense for the Warner Bros. Discovery shareholders. Beyond that, there’s nothing more to say around that particular issue.

With regard to cost savings, why don’t I take the first part, and then I’ll turn it over to David? But this deal is about synergies between two of the largest entertainment companies in the country. And so unlike what we’ve done, which was improved efficiencies at Paramount, this is about duplicative operations across all aspects of the business.

What I would say to you is that we are very focused on maintaining the creative engines of the company, and so the costs really go to duplicative functions on back office, finance, corporate, legal, technology, infrastructure, et cetera.

And we feel confident in our $6 billion number after doing due diligence extensively with Warner Bros. with the help of our outside consultants at Bain, who guided us through the Paramount process and have allowed us to deliver on our earnings call, another $1.5 billion of efficiencies just at Paramount alone. David?

David Ellison

Chairman & CEO

Yes. No. I mean it’s — I mean I think Andy really obviously covered it on synergies. I mean, in regards to the process, I think what’s important to note and why we’re here today is we do believe we submitted shareholders with a superior proposal that has roughly $18 billion more in cash in it than the deal they signed up with Netflix.

And if you just walk through these higher process, every single offer we made had no financing conditions. And throughout the totality of the process, we never received a single markup of the documents. And upon our last offer, which we are now taking directly to shareholders, which, by the way, we did note directly to the CEO, David Zaslav, was not best and final; we never got a response to, even after we responded to all of their requests within a 24-hour period of time.

And given the fact that when you look at our $30 in cash versus their $23.25 in cash, we believe that shareholders will want the value, certainty and speed to close that we are offering, which is why we’re here today.

Operator

The next question goes to Robert Fishman of MoffettNathanson.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	8

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

Robert S. Fishman

MoffettNathanson LLC

Curious, how would this Warner Bros. Discovery deal accelerate the timing of achieving your own North Star priorities, especially when thinking about scaling your streaming strategy globally?

How would you use or plan to use HBO and Warner Brothers content differently within Paramount+, maybe even from pricing or tiering perspective to help reflect the premium content?

And then just a second one, if I can. Can you just talk about your confidence of ultimately winning a bidding war with Netflix, if they feel the need to raise their bid in the future?

David Ellison

Chairman & CEO

By the way, great question. And look, as we discussed on our — obviously, on our earnings call, basically, one of our core North Star priorities is obviously getting to scale in streaming. And we believe this acquisition accelerates that core goal.

Paramount+ today is 70, 79 million global subscribers. WBD has 122 million. When you basically dedupe that, you get to round numbers, 200 million global subs at close, which puts us on par with Disney, but still significantly below Netflix at 310 million or Amazon at about that number.

So again, we really view this as our deal is completely procompetitive, it’s pro creative talent, it’s pro consumer as opposed to the combination with Netflix would give them such a scale that it would be bad for Hollywood and bad for the consumer and is anticompetitive in every way that you can fundamentally look at it.

And so — and then when you talk about the offer we still have not received a response to our $30 all-cash offer, which is the most superior proposal that has been put on the table today. So until we hear back from that, that’s why we’re taking this directly to shareholders.

Operator

The next question goes to Steven Cahall of Wells Fargo.

Steven Lee Cahall

Wells Fargo Securities, LLC, Research Division

First, just a question on how you think about the regulatory process. You talked about a Netflix proposal could lead to streaming domination. When I look at things like Nielsen’s Gauge in total TV time, I think Paramount is a little bigger than Netflix is or pretty comparable anyway. So how do you think about the regulators looking at this market as a streaming market versus a TV market, since that seems to kind of matter for how the different scales pan out.?

And then just on a strategic basis, you talked about some of this consensus valuation around networks, which goes into a lot of this debate. How do you value that business? Some of your competitors in this process haven’t been interested in linear. You clearly are. So how do you think about the opportunity in that business? Maybe how it’s complementary to yours? Or why you think maybe it’s worth more than what consensus is putting on it?

David Ellison

Chairman & CEO

Yes. So look, I appreciate the question. And look, we’ve heard this category ambiguity argument a lot. And look, I think we’ve all been doing this long enough to where we respectfully don’t buy it. You know that a couple of things. And one is all linear is not equal, right? Broadcast is an incredibly stable business. Cable is in secular decline, being replaced by streaming, period. When you look at category ambiguity, saying that streaming is not a market, it’s a little bit like looking at the beverage market and saying that Coke and Pepsi can merge because Budweiser is a replacement to it. It’s just — it doesn’t make sense when you look at it, and it’s not the way regulators look at it.

In addition to that, look at it through the lens of the creative talent community. Basically, great showrunners are not saying “I’m going to take the next Game of Thrones to TikTok or Instagram.” They take it to streaming services.

And when you look at the consolidation of market share that would occur by combining Warner Bros. Discovery and Netflix, that is unprecedented market share. And so from that standpoint, we think that, that is deeply anticompetitive.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	9

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

And then in regards to the value of the network, we do value it at $1 a share. And when you look at the analysis of it — and again, one of the reasons why we are so interested in it and want to acquire it is because when you put together with our linear business, there are significant synergies, as we’ve discussed.

And it will also be highly cash flow generative. And we can use that cash flow to invest in our North Star principles and invest that into more movies, more television series. So we said we want to make 30 movies a year exclusively for theatrical. We want to make more original series, invest in sports and invest in our growth businesses.

And last thing I would say when you look at what the proposed combined company is, round numbers, it’s $70 billion in revenue, very quickly getting to [ $16 billion ] in EBITDA and generates $10 billion of cash flow.

Anything you want to add that?

Andrew M. Gordon

Chief Strategy Officer, COO & Director

No, I’d just say, Steve, look, on the linear networks — our linear networks and our broadcast business combined will actually create a much more interesting portfolio, both for our shareholders, but also for our large distributors, who still need our content to satisfy the needs of their customers.

And we think that we can actually do a really good job on the synergy potential that we talked about and helping with that customer constituency and have confidence now that we’ve owned the business for a bit and understanding what we can do with those brands. And let’s be clear, Global Networks has some really great brands.

Operator

The next question goes to Jessica Reif Ehrlich Cohen of Bank of America Securities.

Jessica Jean Reif Ehrlich Cohen

BofA Securities, Research Division

I guess one question on valuation. When you think about the — it’s success, like how — the money that’s raised to finance the — can you just talk about how that equity — like what value — how much equity will be raised — how much is equity? How much is that? And how you value and what value goes in? Like what — help us think through the dilution.

And secondly, the — in an event that the Warner Bros. Discovery shareholders reject your proposal, what is Plan B for your future growth?

Andrew M. Gordon

Chief Strategy Officer, COO & Director

Yes. Jessica, it’s Andy Gordon. Let me address sort of the sources of capital. I wanted to — so you understand it.

So we’re committing over $41 billion of equity from RedBird and the Ellison’s family is backstopped, including our partners. We have $54 billion in committed debt. Of the debt, approximately $17 billion is reserved to take out and extend the bridge that Warner Bros. Discovery has to date.

The equity account will be priced based on a fair market metric that our special committee has been setting for the last 3 weeks, and we’ll guide to make sure that all shareholders have the opportunity to invest alongside of us.

With regard to Plan B, I’m going to turn it over to David to address that.

David Ellison

Chairman & CEO

Yes. Again, as we said on our earnings call, we absolutely believe in our stand-alone plan and all of our North Star principles. But the reason why we’re here today is because we believe that we put a superior offer on the table for Warner Bros. Discovery. $30 a share, all cash, exact numbers, $17.6 billion more cash and is currently being offered in the Netflix deal; we never got a response to that offer, and so we’re taking it directly to shareholders.

Operator

The next question goes to Richard Greenfield of LightShed Partners.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	10

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

Richard Scott Greenfield

LightShed Partners, LLC

It’s one or two parts. You’re raising about $40 billion of, I believe, of Paramount equity to finance this. It sounds like forgetting about the backstop, but just what you’re actually raising. It sounds like about $40 billion of Paramount equity. It seems like $20 billion — sorry, $12 billion from the Ellison, $24 billion from the Middle East and the rest from RedBird and [ Affinity ]. Assuming I have that right, what will the leverage on the combined Paramount, Warner Bros. entity be?

And then just tied to this, in the filing, I see very clearly you’re saying there’s no CFIUS concerns since Abu Dhabi, Qatar and the Saudis are foregoing any governance on their equity checks. Just wondering if you could give us any color on why they’re investing so much with no governance, right? Like what’s the — is there any rationale you can provide?

Andrew M. Gordon

Chief Strategy Officer, COO & Director

Rich, it’s Andy. Let me deal on the net debt. Look, we expect that at closing, how the agencies will look at our pro forma capital structure will lead them to an investment-grade rating based on our deleveraging over a 2-year period post close.

So we will be below, call it, at closing with accounting for synergies around 4x. And we’ll delever quickly to below 3x and almost 2x over the convening 2 years to 2.5 years. So that’s where we are on leverage.

David Ellison

Chairman & CEO

Yes. And Rich, when you look at this from — again, I want to speak to this now as actually the largest equity holder Paramount Class Bs. And also as we will be the largest shareholder in the combined company. And when you look at this transaction, and basically the industrial logic of this, by putting Paramount’s content engine and Warner Bros. Discovery content engine together, you create a phenomenal IP portfolio that is competitive with Disney, which is truly best-in-class.

You immediately get to scale in terms of our streaming business at, round numbers, 200 million global subscribers. And you have a significant linear portfolio with significant synergies that will be highly cash flow generative. And when you look at that from a returns perspective, it’s incredibly attractive to — obviously, to all shareholders.

And from that standpoint, I think that’s why our partners obviously are here, is when you look at the returns, this is a good thing for our business. It’s obviously why we’re advocating for it so strongly here today. And that’s — I think that’s the lens that they’re incredibly sophisticated investors. They’ll look at it through the lens all investors do, which is how do they maximize value.

And one of the things that we always look at as the largest investor in this business is we are shoulder to shoulder with shareholders looking to maximize value for everybody involved in our company.

Operator

The final question goes to Peter Supino of Wolfe Research.

Unknown Analyst

This is Logan [ Angress ] on for Peter. Just one question for me. While it’s clear you want the entire asset, it seems a lot of the $6 billion synergy target is probably coming from the linear network side. I’m curious, in a world where your offer for all of Warner Bros. Discovery doesn’t work out, would you be interested in acquiring just the global linear networks stub? Or is it all or nothing when it comes to your Warner Bros. Discovery offer?

David Ellison

Chairman & CEO

Look, Peter, (sic) [ Logan ], I appreciate the question. Look, we put forth — what we’re interested in is the proposal we put forth, which was to acquire 100% of Warner Bros. Discovery at $30 a share in cash.

Kevin Creighton

EVP of Corporate Finance & Investor Relations

All right. With that, thank you, Nadia, and thank you all for joining.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	11

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

David Ellison

Chairman & CEO

Thank you.

Andrew M. Gordon

Chief Strategy Officer, COO & Director

Thank you.

Operator

Thank you. This now concludes today’s call. Thank you all for joining, and you may now disconnect your lines.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	12

PARAMOUNT SKYDANCE CORPORATION M&A CALL DEC 08, 2025

Copyright © 2025 by S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved.

These materials have been prepared solely for information purposes based upon information generally available to the public and from sources believed to be reliable. No content (including index data, ratings, credit-related analyses and data, research, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P Global Market Intelligence or its affiliates (collectively, S&P Global). The Content shall not be used for any unlawful or unauthorized purposes. S&P Global and any third-party providers, (collectively S&P Global Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Global Parties are not responsible for any errors or omissions, regardless of the cause, for the results obtained from the use of the Content. THE CONTENT IS PROVIDED ON “AS IS” BASIS. S&P GLOBAL PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, THAT THE CONTENT’S FUNCTIONING WILL BE UNINTERRUPTED OR THAT THE CONTENT WILL OPERATE WITH ANY SOFTWARE OR HARDWARE CONFIGURATION. In no event shall S&P Global Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages. S&P Global Market Intelligence’s opinions, quotes and credit-related and other analyses are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P Global Market Intelligence may provide index data. Direct investment in an index is not possible. Exposure to an asset class represented by an index is available through investable instruments based on that index. S&P Global Market Intelligence assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P Global Market Intelligence does not act as a fiduciary or an investment advisor except where registered as such. S&P Global keeps certain activities of its divisions separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain divisions of S&P Global may have information that is not available to other S&P Global divisions. S&P Global has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process.

S&P Global may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P Global reserves the right to disseminate its opinions and analyses. S&P Global’s public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P Global publications and third-party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees. © 2025 S&P Global Market Intelligence.

Copyright © 2025 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence	13

Cautionary Note Regarding Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to Paramount’s future financial results and performance, potential achievements, anticipated reporting segments and industry changes and developments. All statements that are not statements of historical fact are, or may be deemed to be, “forward-looking statements”. Similarly, statements that describe Paramount’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect Paramount’s current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. These risks, uncertainties and other factors include, among others: the outcome of the tender offer by Paramount and Prince Sub Inc. (the “Tender Offer”) to purchase for cash all of the outstanding Series A common stock of WBD or any discussions between Paramount and WBD with respect to a possible transaction (including, without limitation, by means of the Tender Offer, the “Potential Transaction”), including the possibility that the Tender Offer will not be successful, that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein, the conditions to the completion of the Potential Transaction or the previously announced transaction between Warner Bros. and Netflix Inc. (“Netflix”) pursuant to the Agreement and Plan of Merger, dated December 4, 2025, among Netflix, Nightingale Sub, Inc., Warner Bros. and New Topco 25, Inc. (the “Proposed Netflix Transaction”), including the receipt of any required stockholder and regulatory approvals for either transaction, the proposed financing for the Potential Transaction, the indebtedness Paramount expects to incur in connection with the Potential Transaction and the total indebtedness of the combined companies, the possibility that Paramount may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate the operations of WBD with those of Paramount, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Potential Transaction; risks related to Paramount’s streaming business; the adverse impact on Paramount’s advertising revenues as a result of changes in consumer behavior, advertising market conditions and deficiencies in audience measurement; risks related to operating in highly competitive and dynamic industries, including cost increases; the unpredictable nature of consumer behavior, as well as evolving technologies and distribution models; risks related to Paramount’s decisions to make investments in new businesses, products, services and technologies, and the evolution of Paramount’s business strategy; the potential for loss of carriage or other reduction in or the impact of negotiations for the distribution of Paramount’s content; damage to Paramount’s reputation or brands; losses due to asset impairment charges for goodwill, intangible assets, FCC licenses and content; liabilities related to discontinued operations and former businesses; increasing scrutiny of, and evolving expectations for, sustainability initiatives; evolving business continuity, cybersecurity, privacy and data protection and similar risks; content infringement; domestic and global political, economic and regulatory factors affecting Paramount’s businesses generally, including tariffs and other changes in trade policies; the inability to hire or retain key employees or secure creative talent; disruptions to Paramount’s operations as a result of labor disputes; the risks and costs associated with the integration of, and Paramount’s ability to integrate, the businesses of Paramount Global and Skydance Media, LLC successfully and to achieve anticipated synergies; volatility in the prices of Paramount’s Class B Common Stock; potential conflicts of interest arising from Paramount’s ownership structure with a controlling stockholder; and other factors described in Paramount’s news releases and filings with the Securities and Exchange Commission (the “SEC”), including but not limited to Paramount’s most recent Annual Report on Form 10-K and Paramount’s reports on Form 10-Q and Form 8-K. There may be additional risks, uncertainties and factors that Paramount does not currently view as material or that are not necessarily known. The forward-looking statements included in this communication are made only as of the date of this report, and Paramount does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a proposal that Paramount has made for an acquisition of WBD and the Tender Offer that Paramount, through Prince Sub Inc., its wholly owned subsidiary, has made to WBD stockholders. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the letter of transmittal and other related offer documents), filed with the SEC on December 8, 2025. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Paramount (and, if a negotiated transaction is agreed, WBD) may file additional documents with the SEC. This communication is not a substitute for any proxy statement, tender offer statement, or other document Paramount and/or WBD may file with the SEC in connection with the proposed transaction.

Investors and security holders of WBD are urged to read the tender offer statement(s) (including the offer to purchase, the letter of transmittal and other related offer documents), and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WBD. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Paramount through the website maintained by the SEC at http://www.sec.gov.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Paramount and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies against the Proposed Netflix Transaction. You can find information about Paramount’s executive officers and directors in Paramount’s Current Reports on Form 8-K filed with the SEC on August 7, 2025, and September 16, 2025, and Paramount’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025. Additional information regarding the interests of such potential participants will be included in one or more proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.